# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CONSUMER PORTFOLIO SERVICES, INC., CIK 0000889609
CUSIP: 210502100
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 3800 Howard Hughes Parkway, Suite 1400, Las Vegas, Nevada (NV), 89169
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0002084285
Persons authorized to receive notices and communications: Matthew Kane, 2187 Atlantic Street, 9th Floor, Stamford, Connecticut (CT), 06902, (203) 552-0888

## Reporting persons
- Black Diamond Capital Management I, LLLP (CIK 0002084285): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Virgin Islands U.S. (VI); source of funds: other (OO); sole voting power 0; shared voting power 5,127,165; sole dispositive power 0; shared dispositive power 5,127,165; aggregate amount beneficially owned 5,127,165 (23.2% of the class)
- Deckoff Stephen H (CIK 0001486844): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,127,165; sole dispositive power 0; shared dispositive power 5,127,165; aggregate amount beneficially owned 5,127,165 (23.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: CONSUMER PORTFOLIO SERVICES, INC.
Address of issuer's principal executive offices: 3800 Howard Hughes Parkway, Suite 1400, Las Vegas, Nevada (NV), 89169
Comment: This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on December 9, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on February 8, 2022 ("Amendment No. 1"), Amendment No. 2, filed with the SEC on February 15, 2022 ("Amendment No. 2"), Amendment No. 3, filed with the SEC on March 14, 2022 ("Amendment No. 3"), Amendment No. 4, filed with the SEC on June 28, 2022 ("Amendment No. 4"), and Amendment No. 5, filed with the SEC on August 26, 2025 ("Amendment No. 5" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the "Schedule 13D"), with respect to the Common Stock, no par value (the "Shares"), of Consumer Portfolio Services, Inc. (the "Issuer" or the "Company"), whose principal executive offices are located at 3800 Howard Hughes Parkway, Suite 1400, Las Vegas, Nevada 89169. Each of the Original Schedule 13D and Amendment Nos. 1 - 5 were filed under BDCM CT, L.L.C. (CIK 0001282197). Starting with this Amendment No. 6, the Schedule 13D will be filed under Black Diamond Capital Management I, LLLP (CIK 0002084285). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby supplemented as follows:

Since the filing of Amendment No. 5, Black Diamond Holdings, LLLP changed its name to Black Diamond Capital Management I, LLLP ("Black Diamond"). In addition, because, effective August 22, 2025, Black Diamond replaced BDCM CT, L.L.C. as the primary registered investment adviser that exercises investment discretion on behalf of investment advisory affiliates that serve as investment advisers to Black Diamond investment vehicles for whose accounts the Shares reported herein are held, BDCM CT, L.L.C. is no longer a Reporting Person on this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 12, 2025, the Reporting Persons issued a press release (the "Press Release") announcing their intent to vote against the Company's proposal to approve its 2025 Equity Incentive Plan (Proposal #4) at the Company's upcoming annual meeting of stockholders, scheduled to be held on November 19, 2025. A copy of the Press Release is attached hereto as Exhibit I.

The foregoing description of the Press Release does not purport to be complete and is qualified in its entirety by reference to the Press Release, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Reporting Persons may be deemed to beneficially own 5,127,165 Shares, or approximately 23.2% of the Shares outstanding. This figure is based upon information in the Company's quarterly report on Form 10-Q, filed November 10, 2025, indicating that, as of October 23 2025, there were 22,071,046 Shares outstanding.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 6 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Description

Exhibit H: Joint Filing Agreement, dated November 13, 2025
Exhibit I: Press Release, dated November 12, 2025

## Signatures
- Black Diamond Capital Management I, LLLP: /s/ Stephen H. Deckoff, Stephen H. Deckoff, Managing Principal (11/13/2025)
- Deckoff Stephen H: /s/ Stephen H. Deckoff, Stephen H. Deckoff (11/13/2025)